Mail Stop 6010
Via Facsimile and U.S. Mail

April 5, 2006

Mr. Jeffrey C Campbell
Chief Financial Officer
McKesson Corporation
McKesson Plaza
One Post Street
San Francisco, CA 94104

      Re: **McKesson Corporation**
               Form 10-K for March 31, 2005
               File No. 1-13252

Dear Mr. Campbell:

We have read your letter dated March 10, 2006 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for March 31, 2005

Financial Statements

1. Tell us, if:

- Your vendors ever ship directly to your customers;
- Your customers ever order directly from your vendors;
- Your customers ever order directly from the manufacturer and the manufacturer ships directly to your customer.

If yes for any of the bullets above, tell us your accounting treatment and provide us your accounting analysis of EITF 99-19 that supports your accounting for each bullet.

2. We believe that your disclosure should be expanded for sales that are reported gross. For all sales reported gross under EITF 99-19 whether or not they are of the type in the preceding comment, provide us proposed disclosure that indicates the factors that support you being the primary obligor on those sales.

3. Please file your March 10, 2006 letter electronically on EDGAR under the form type label CORRESP.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at 202-551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant